September 14, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Brian McAllister

Ms. Shannon Buskirk

Re:	Globant S.A. Form 20-F for the fiscal year ended December 31, 2022 Filed February 28, 2023 File No. 001-36535

Ladies and Gentlemen:

This letter is submitted by Globant S.A. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission on the above captioned filing, as set forth in your letter dated September 1, 2023.

For your convenience, each of the Staff’s comments has been repeated below in its entirety, with the Company’s response thereto set out immediately underneath it.

Form 20-F for the fiscal year ended December 31, 2022

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 73

1.	We refer you to the table on page 74 that discloses three amounts that sum to become total capital expenditures of $99,848 and $89,625 for the fiscal years ending December 31, 2022 and 2021, respectively. Please tell us why these amounts do not reconcile with the IFRS measures containing similar descriptions in the investing activities in your statements of cash flows.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully submits to the Staff its reconciliations of each of the line items contained in the table on page 74 related to capital expenditures to the relevant components of cash flows from investing activities in the Consolidated Statements of Cash Flows (“Consolidated Statements of Cash Flows”) in the Company’s Consolidated Financial Statements as of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022 (“Consolidated Financial Statements”). For the Staff’s convenience, the table on page 74 is reproduced below.

	Year ended December 31,
	2022	2021
Total fixed assets acquisitions	54,482	52,961
Total intangible assets acquisitions	128,944	52,449
Additions related to business combination	(83,578)	(15,785)

Below is the reconciliation of the line item “Total fixed assets acquisitions” in the table on page 74 to the line item “Acquisition of property and equipment” within Cash flows from investing activities in the Consolidated Statements of Cash Flows:

	Year ended December 31,
	2022	2021	Reference
Total fixed assets acquisitions	54,482	52,961	Page 74 20 F - Capital Expenditures
Additions of fixed assets related to business combination	(1,323)	(1,581)	Notes 15 and 26 to the Consolidated Financial Statements
Acquisitions of fixed assets in 2021 paid in 2022	10,129	1,515	Consolidated Statements of Cash Flows - Note (2)
Acquisitions of fixed assets in 2022 financed with trade payables	(16,225)	(10,129)	Consolidated Statements of Cash Flows - Note (2)
Acquisition of property and equipment	47,063	42,766	Consolidated Statements of Cash Flows – Cash flows from investing activities

Below is the reconciliation of the line item “Total intangible assets acquisitions” in the table on page 74 to the line item “Acquisition of intangible assets” within Cash flows from investing activities in the Consolidated Statements of Cash Flows:

	Year ended December 31,
	2022	2021	Reference
Total intangible assets acquisitions	128,944	52,449	Page 74 20 F - Capital Expenditures
Additions of intangible assets related to business combinations	(82,255)	(14,204)	Notes 16 and 26 to the Consolidated Financial Statements
Acquisitions of intangible assets in 2021 paid in 2022	3,662	285	Consolidated Statements of Cash Flows - Note (3)
Acquisitions of intangible assets in 2022 financed with trade payables	(1,984)	(3,662)	Consolidated Statements of Cash Flows - Note (3)
Acquisition of intangible assets	48,367	34,868	Consolidated Statements of Cash Flows – Cash flows from investing activities

Finally, the ($83,578) and ($15,785) amounts for the years ended December 31, 2022 and 2021 shown in the line item “Additions related to business combinations” in the table on page 74 represent the sum of the amounts shown for in the line item “Additions of fixed assets related to business combinations” and the line item “Additions of intangible assets related to business combinations” for those same periods in the two reconciliation tables above.

In reference to the Staff’s specific comment regarding the similarity in description between the line items in the table on page 74 and the IFRS measures in the investing activities in the statements of cash flows, the Company will clarify the wording in future filings as follows: change the captions "Acquisition of property and equipment" and "Acquisition of intangible assets" in the Consolidated Statements of Cash Flows replacing them as "Cash outflows for property and equipment" and "Cash outflows for intangible assets", respectively.

The Company will include the additional disclosure proposed above in its future filings of its annual report on Form 20-F.

Notes to the Consolidated Financial Statements

Note 3 Summary of Significant Accounting Policies

3,2 Goodwill, page F-18

2.	We note your policy states that you allocate goodwill to a unique cash generating unit. Please tell us how you applied the requirements in paragraph 65 of IAS 36 in your determination of a unique cash generating unit. In doing so specifically tell us how you identified cash generating units in accordance with paragraphs 68 to 73, and how you allocated goodwill acquired in business combinations to a cash generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination, as outlined in paragraphs 80 to 87 of the Standard.

RESPONSE: The Company acknowledges the Staff’s comment. According to IAS 36, an asset’s cash-generating unit is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In accordance with the requirements of paragraph 68, the Company has determined that it has one cash generating unit as it has only one group of assets that generates inter-dependent cash inflows. For instance, for business strategy purposes, a service originally provided from one entity can be provided by one or more other entities, if management determines that doing so is more efficient for serving the customer or providing a certain specific type of service (considering costs, required capabilities, availability of resources, client demands and time zones, among others). In addition, in accordance with paragraphs 69, there are no cash inflows from an asset (or group of assets) that are largely independent from other assets (or group of assets), as the business is monitored and decisions are made at a consolidated level and managed without regard to geographical differences and separate legal entities, which have a very high degree of interaction.

In line with this approach, goodwill arising from acquired companies does not generate independent cash inflows for the Company, because acquired companies are always fully integrated into the business of the Company (e.g., employees of the acquired company could provide services to existing customers of Globant and of the same nature as those already provided, and employees of Globant could provide services to customers of the acquired company and of the same nature as those already provided to such customers by the acquired company), and thus acquired companies do not represent a separate cash generating unit. That is, an acquired entity may have its own original customer lists, but this is not evidence of the existence of a different cash generating unit since those customers may be subsequently served by other entities of the Company.

If you have any questions or comments regarding this response or require any additional information, please contact me at juan.urthiague@globant.com.

Very truly yours,

Globant S.A.

By:	/s/ Juan Urthiague
Name:	Juan Urthiague
Title:	Chief Financial Officer

cc:	Christopher C. Paci, DLA Piper LLP (US) at christopher.paci@us.dlapiper.com.